Rockwell Completes C$7.8 million Financing

Wednesday October 19, 2011, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces that it has now completed its previously announced non-brokered private placement raising C$7.8 million.

The Company issued a total of 10,341,969 shares with total gross proceeds to the Company of CAD7,584,012 and ZAR1,207,250. Of the total shares issued, 10,112,017 were listed on the TSX with the balance of 229,952 being listed on the JSE, at a price of $0.75 and R5.25 in Canada and South Africa respectively. In accordance with applicable Canadian securities laws, the hold periods on the 10,112,017 shares available to trade on the TSX are four months.

The funds were raised primarily from a number of institutional investors from North America, Europe and South Africa. In addition, Rockwell’s strategic diamond beneficiation and marketing partner Daboll Consultants Ltd, an affiliate of the Steinmetz Diamond Group, subscribed for $5 million. The placement received shareholders’ approval on September 12, 2011.

The Company intends to use the net proceeds of this private placement to finance the implementation of bulk x-ray plant at Saxendrift as well as the final commissioning of the plant at Tirisano which is set to go into production by the end of October 2011. The remaining funds will be used to settle the Tirisano creditors and exploration and project development work.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO and President	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell has completed the acquisition of the Tirisano property with effect from September 1, 2011.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.